Garanti

RECEIVED

2006 NOV -9 A 11:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

November 02, 2006

Division of International Corporate Financ
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

06018322

12g3-2 (b) filing number: 82-3636

SUPPL

The Bank's Board of Directors member Daniel O'Connor has resigned his position and Des O'Shea has been appointed in his place in accordance with the Turkish Commercial Code article 315.

PROCESSED
NOV 14 2006
THOMSON
FINANCIAL

Regards,

Garanti Bank

Olca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

November 03, 2006

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

On November 2, 2006, Garanti Bankası A.Ş. Board of Directors accepted the purchase offer jointly made by GE Real Estate Europe ("GE Real Estate") and Doğuş Holding A.S ("Doğuş") to acquire its 50.98% stake held in the publicly listed real estate investment company, Garanti Gayrimenkul Yatırım Ortaklığı A.Ş (the "Garanti REIT").

The transaction will allow the sale of:

- The total 1,475,410 A type Garanti REIT stock, of which 737,705 will be purchased by Doğuş Holding A.Ş and 737,705 will be purchased by GE Real Estate Europe SAS,
- The total 36,147,535 B type Garanti REIT stock, of which 18,066,240 will be purchased by Doğuş Holding A.Ş and 18,081,295 will be purchased by GE Real Estate Europe SAS.

The transaction value will be calculated at 1.928 YTL per share and will be paid in cash at the time of the transfer of the shares.

Regards,

Garanti Bank

Olca Erdost	Handan Saygın
Vice President	Senior Vice President
Corporate Strategy, Business Development	Corporate Strategy, Business Development
& Investor Relations	& Investor Relations